Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-233687
Issuer Free Writing Prospectus dated January 22, 2020

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$500,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	January 22, 2020

Settlement Date:	February 5, 2020 (T+10)

Maturity Date:	March 15, 2030

Coupon:	2.40%

Price to Public:	99.562%

Benchmark Treasury:	1.75% due November 15, 2029

Benchmark Treasury Yield:	1.769%

Spread to Benchmark Treasury:	+68 basis points

Yield to Maturity:	2.449%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing September 15, 2020

Optional Redemption
The issuer may redeem the bonds at any time, prior to December 15, 2029, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on December 15, 2029, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 12.5 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after December 15, 2029, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NV3 / US637432NV39

Joint Book-Running Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Manager:	Regions Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from MUFG Securities Americas Inc. toll-free at 1-877-649-6848; RBC Capital Markets, LLC toll-free at 1-866-375-6829; Scotia Capital (USA) Inc. toll-free at 1-800-372-3930; or US Bancorp Investments Inc. toll-free at 877-558-2607.